UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

___________________________________________________________

Peabody Energy Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
704551100
(CUSIP Number)
Logan Moncrief
Thomist Capital Management, LP
3773 Richmond Ave., Suite 777
Houston, TX 77046
(832) 678-2412
with a copy to:
Jason M. Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 12, 2024
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100		SCHEDULE 13D

1		NAME OF REPORTING PERSON Thomist Capital Management, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,488,201
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,488,201
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,488,201
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14		TYPE OF REPORTING PERSON PN, IA

(1)
Based on 121.5 million shares of Common Stock, of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2024.

CUSIP No. 704551100		SCHEDULE 13D

1		NAME OF REPORTING PERSON Thomist Capital, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,488,201
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,488,201
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,488,201
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14		TYPE OF REPORTING PERSON OO, HC

(1)	Based on 121.5 million shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 704551100		SCHEDULE 13D

1		NAME OF REPORTING PERSON The Thomist Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,298,375
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,298,375
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,298,375
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14		TYPE OF REPORTING PERSON PN

(1)	Based on 121.5 million shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2024.

CUSIP No. 704551100		SCHEDULE 13D

1		NAME OF REPORTING PERSON Brian Kuzma
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,488,201
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,488,201
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,488,201
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14		TYPE OF REPORTING PERSON IN, HC

(1)	Based on 121.5 million shares of Common Stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2024.

AMENDMENT NO. 3 TO SCHEDULE 13D
The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons on August 20, 2024, as amended by Amendment No. 1 filed on September 24, 2024 and Amendment No. 2 filed on October 16, 2024. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is hereby amended and restated in its entirety to read as follows:
The Fund used approximately $30,859,335 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock held by it reported in this Schedule 13D. The Managed Accounts used approximately $27,315,857 (excluding brokerage commissions) in the aggregate to purchase the shares of Common Stock held by the Managed Accounts reported in this Schedule 13D.
The source of the funds used to acquire the shares of Common Stock reported herein was the working capital of the Fund and the Managed Accounts, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) - (b) The responses of the Reporting Persons to Items (7) through (11) and (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Manager, the GP and Mr. Kuzma beneficially own an aggregate of 2,488,201 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, the GP and Mr. Kuzma, and which represent approximately 2.0% of the outstanding Common Stock. As of the date hereof, the Fund beneficially owns an aggregate of 1,298,375 shares of Common Stock, and which represent approximately 1.1% of the outstanding Common Stock. All percentages set forth herein are based on 121.5 million shares of common stock of the Issuer outstanding as of November 4, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2024.
The Fund and the Managed Accounts have delegated to Manager voting and investment power over the securities held directly by the Funds and the Managed Accounts. As a result, each of the Manager, the GP, as the general partner of Manager, and Mr. Kuzma, as Managing Member of the GP, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Fund and the Managed Accounts.
(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund and the Managed Accounts since the most recent filing of Schedule 13D is set forth in Schedule I hereto and is incorporated herein by reference.
(d) Not applicable.
(e) On October 31, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Shares.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

THOMIST CAPITAL MANAGEMENT, LP

By: Thomist Capital, LLC, its general partner

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

THOMIST CAPITAL, LLC

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

THE THOMIST FUND, LP

By: Thomist Capital, LLC, its general partner

By:	/s/ Brian Kuzma
Name: Brian Kuzma
Title: Managing Member

By:	/s/ Brian Kuzma
BRIAN KUZMA

Schedule I
TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS
The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Funds) since the most recent filing of Schedule 13D. All such transactions were sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.
Instrument Traded Effecting Beneficial Ownership	Trade Date	Shares or Contracts Purchased (Sold)	Price Per Share ($) or Contract	Trading Account
Common Stock	10/25/2024	(19,491)	$24.8023	The Fund
		(12,994)	$24.8023	Managed Account 1
		(6,497)	$24.8023	Managed Account 2
Common Stock	10/25/2024	(5,509)	$24.7280	The Fund
		(3,673)	$24.7280	Managed Account 1
		(1,836)	$24.7280	Managed Account 2
Common Stock	10/29/2024	(20,000)	$24.9826	The Fund
		(13,333)	$24.9826	Managed Account 1
		(6,667)	$24.9826	Managed Account 2
Common Stock	10/31/2024	(88,886)	$26.4891	The Fund
		(59,257)	$26.4891	Managed Account 1
		(29,628)	$26.4891	Managed Account 2
Common Stock	10/31/2024	(50,000)	$26.9825	The Fund
		(33,333)	$26.9825	Managed Account 1
		(16,667)	$26.9825	Managed Account 2
Common Stock	10/31/2024	(38,615)	$26.9920	The Fund
		(25,743)	$26.9920	Managed Account 1
		(12,871)	$26.9920	Managed Account 2
Common Stock	10/31/2024	(12,500)	$26.2700	The Fund
		(8,333)	$26.2700	Managed Account 1
		(4,167)	$26.2700	Managed Account 2
Common Stock	10/31/2024	(10,000)	$26.8800	The Fund
		(6,667)	$26.8800	Managed Account 1
		(3,333)	$26.8800	Managed Account 2
Common Stock	11/1/2024	(12,500)	$26.3000	The Fund
		(8,333)	$26.3000	Managed Account 1
		(4,167)	$26.3000	Managed Account 2
Common Stock	11/1/2024	(8,597)	$26.4632	The Fund
		(5,731)	$26.4632	Managed Account 1
		(2,866)	$26.4632	Managed Account 2
Common Stock	11/1/2024	(26,022)	$26.5746	The Fund
		(17,348)	$26.5746	Managed Account 1
		(8,673)	$26.5746	Managed Account 2
Common Stock	11/4/2024	(25,916)	$26.6402	The Fund
		(17,277)	$26.6402	Managed Account 1
		(8,638)	$26.6402	Managed Account 2
Common Stock	11/4/2024	(30,835)	$26.5137	The Fund
		(20,556)	$26.5137	Managed Account 1
		(10,278)	$26.5137	Managed Account 2
Common Stock	11/5/2024	(1,961)	$27.2100	The Fund
		(1,308)	$27.2100	Managed Account 1
		(654)	$27.2100	Managed Account 2
Common Stock	11/5/2024	(14,861)	$27.1322	The Fund
		(9,907)	$27.1322	Managed Account 1
		(4,954)	$27.1322	Managed Account 2
Common Stock	11/5/2024	(17,244)	$27.1043	The Fund
		(11,496)	$27.1043	Managed Account 1
		(5,749)	$27.1043	Managed Account 2
Common Stock	11/5/2024	(12,500)	$27.1118	The Fund
		(8,333)	$27.1118	Managed Account 1
		(4,167)	$27.1118	Managed Account 2
Common Stock	11/8/2024	(25,006)	$28.5743	The Fund
		(16,670)	$28.5743	Managed Account 1
		(8,335)	$28.5743	Managed Account 2

Common Stock	11/8/2024	(205)	$28.7588	The Fund
		(137)	$28.7588	Managed Account 1
		(68)	$28.7588	Managed Account 2
Common Stock	11/8/2024	(74,789)	$28.5624	The Fund
		(49,860)	$28.5624	Managed Account 1
		(24,930)	$28.5624	Managed Account 2
Common Stock	11/11/2024	(7,550)	$28.1765	The Fund
		(5,033)	$28.1765	Managed Account 1
		(2,517)	$28.1765	Managed Account 2
Common Stock	11/12/2024	(1,513,257)	$27.2200	The Fund
		(924,477)	$27.2200	Managed Account 1
		(462,266)	$27.2200	Managed Account 2